

Steve Vanechanos

President CEO at Jersey Artisan Distilling

Greater New York City Area

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Jersey Artisan Distilling

Fairleigh Dickinson University-Metropolitan...

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Experienced Executive Chairman with a demonstrated history of working in the wine and spirits industry. Skilled in Investor Relations, Venture Capital, Options, Securities, and Equities. Strong entrepreneurship professional with a Bachelor of Science (BS) focused in Economics, Minor in Finan...

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Experience

President CEO

Jersey Artisan Distilling

May 2018 – Present · 9 mos
Fairfield NJ

Jersey Artisan Distilling is the producer of James FC Hyde Sorgho Whiskey - a whiskey like no other - made from 100% American grown, gluten free sorghum. Resulting in a remarkably smooth whiskey with a stunning set of flavor and aroma notes.

Epec Holdings, Inc., the owner of James FC Hyde Sorgho Whiskey acquired Jersey Artisan Distilling, uniting the brand and the distiller.



FC Hyde Whiskey

EPEC Holdings

9 yrs 4 mos

○   **Executive Chairman**

Apr 2012 – Present · 6 yrs 10 mos

Joined Epec management team by accepted position of Executive Chairman



James F.C. Hyde
Sorgho Whiskey

○   **Chairman of the Board**

Oct 2009 – Apr 2012 · 2 yrs 7 mos

Appointed to Chairman of the Board of Directors

Director

Delta BioRenewables

Apr 2012 – Present · 6 yrs 10 mos



Chairman of the Board

Lusatech International, Inc

Sep 2010 – Nov 2012 · 2 yrs 3 mos

an LED Lighting Company revolutionizing the way LED lights are designed and manufactured

Director

Surge Global Energy

May 2011 – Oct 2012 · 1 yr 6 mos

Strategic Consulting including business planning and corporate finance

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Education

Fairleigh Dickinson University-Metropolitan Campus

Bachelor of Science (BS), Economics, Minor in Finance

Volunteer Experience

Board Member

Sweet Sorghrum Association

Environment





 